SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

India Globalization Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

45408X100

(CUSIP Number)

December 18, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45408X100	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Apogee Financial Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 700,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 700,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.70% (1)
12		TYPE OF REPORTING PERSON HC, CO

Originally Reported

(1)	The reporting person was issued the 1,200,000 shares of the Issuer’s common stock on December 18, 2014 and has a right to acquire an additional 700,000 shares of the Issuer’s common stock upon the final closing of the Purchase Agreement dated December 18, 2015 between the Reporting Person and the Issuer. Based upon 15,042,844 share outstanding as of February 15, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014.

Amended:

(1)	The reporting person was issued only 700,000 shares of the Issuer’s common stock on December 18, 2014, not the 1,200,000 shares that was reported in the April 21, 2015 13G submitted.

CUSIP No. 45408X100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: India Globalization Capital, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 4336 Montgomery Avenue, Bethesda, Maryland 20814

Item 2.

(a)	Name of Person Filing: Apogee Financial Investments, Inc.
(b)	Address of Principal Business Office or, if none, Residence-20711 Sterlington Road, Land O’Lakes, Florida 34368
(c)	Citizenship: Florida, USA
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 45408X100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 700,000 shares of Common Stock
(b)	Percent of class: 4.70%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 700,000
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 700,000
	(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 45408X100	13G	Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certifications. (choose 1 certification below only)

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 45408X100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2015

Apogee Financial Investments, Inc.

By:
Name: Dale E. Phillips
Title: President